NOTICE OF ANNUAL MEETING
OF THE SHAREHOLDERS OF BRIGUS GOLD CORP.

- and -

MANAGEMENT INFORMATION CIRCULAR

Delta Barrington Hotel
Barrington Room
1875 Barrington Street
Halifax, Nova Scotia B3J 3L6

MAY 29, 2013
11:00 a.m. Halifax Local Time

Circular dated April 19, 2013

BRIGUS GOLD CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of shareholders ("Shareholders") of Brigus Gold Corp. (the "Corporation") will be held at the Delta Barrington Hotel, Barrington Room, 1875 Barrington Street, Halifax, Nova Scotia B3J 3L6, on Wednesday, May 29, 2013 at 11:00 a.m. (Halifax local time) for the following purposes:

1.	to receive the annual report and the financial statements for the year ended December 31, 2012 and the report of the auditor thereon;

2.	to re-appoint the Corporation’s auditor and to authorize the directors to fix its remuneration;

3.	to elect directors; and

4.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A form of proxy solicited by management of the Corporation in respect of the Meeting is enclosed herewith.

Shareholders who are unable to be present at the Meeting are requested to sign the enclosed form of proxy and return it in the envelope provided for that purpose. To be effective, the form of proxy must be received at the offices of Canadian Stock Transfer Company, 320 Bay Street, 3rd Floor, Toronto, Ontario M5H 4A6 Canada, or, by facsimile at (416) 368-2502 or toll free fax 1-866-781-3111 or by email to proxy@canstockta.com no later than 5:00 p.m. (EST) on May 27, 2013 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting, or in either case by such later date and time as the Board may determine in its sole discretion. The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

DATED this 19th day of April, 2013

By Order of the Board

(signed) Wade K. Dawe
Chairman and Chief Executive Officer

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BRIGUS GOLD CORP.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Information Circular") is furnished to the shareholders (the "Shareholders") of Brigus Gold Corp. ("Brigus" or the "Corporation") in connection with the solicitation of proxies by the management of the Corporation for use at the annual meeting of the Shareholders (the "Meeting") and any adjournment or adjournments thereof.

This Information Circular and the accompanying forms of notice and proxy as well as other related meeting materials are being mailed to Shareholders. Unless otherwise indicated, information in this Information Circular is given as of April 19, 2013.

No person is authorized to give any information or to make any representation not contained in this Information Circular, and if given or made, such information or representation should not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of any offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

In this Information Circular, unless otherwise indicated, all references to ''$'' ''US$'' or ''U.S. dollars'' refer to United States dollars, and all references to "Cdn$" refer to Canadian dollars.

On April 19, 2013, the exchange rate for one Canadian dollar expressed in United States dollars, based upon the noon buying rates provided by the Bank of Canada, was US$1.0264 (Cdn$1.00 = US$0.9743).

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SHAREHOLDER PROPOSAL

The Canada Business Corporations Act ("CBCA"), the Corporation's governing corporate statute, provides that shareholder proposals must be received at least 90 days before the anniversary date of the previous annual meeting of shareholders to be considered for inclusion in the Information Circular and the form of proxy for the Meeting of the Shareholders. The Corporation did not receive any shareholder proposals that are required to be included in this Information Circular.

Part I

GENERAL PROXY MATERIALS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation by and on behalf of the management of the Corporation of proxies to be used at the Meeting to be held at the time and place and for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting"), and at any adjournment or adjournments thereof. In addition to solicitation by mail, certain officers, directors, employees and service providers of the Corporation may solicit proxies by telephone, electronic mail, facsimile or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of solicitation by management will be borne directly by the Corporation. The head office of the Corporation is located at 1969 Upper Water Street, Suite 2001, Purdy's Wharf Tower II, Halifax, Nova Scotia B3J 3R7.

Advice to Beneficial Holders

The information set forth in this section is of significant importance to many public Shareholders as a substantial number of the public Shareholders do not hold common shares of the Corporation (the "Common Shares") in their own names. A shareholder is a non-registered shareholder (referred to in this Information Circular as "Beneficial Shareholders") if (i) an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax-free savings account), or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc. or Depository Trust and Clearing Corporation), of which the intermediary is a participant (in each case, an "Intermediary"), holds the shareholder's shares on behalf of the shareholder.

In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators ("NI 54-101"), the Corporation is distributing copies of materials related to the Meeting to Intermediaries for distribution to Beneficial Shareholders and such Intermediaries are to forward the materials related to the Meeting to each Beneficial Shareholder (unless the Beneficial Shareholder has declined to receive such materials). Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder.

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Such Intermediaries often use a service company (such as Broadridge Financial Solutions Inc. ("Broadridge")), to permit the Beneficial Shareholders to direct the voting of the Common Shares held by the Intermediary on behalf of the Beneficial Shareholder. The Corporation is paying Broadridge to deliver, on behalf of the Intermediaries, a copy of the materials related to the Meeting to each "non-objecting beneficial owner" and each "objecting beneficial owner" (as those terms are defined in NI 54-101). Broadridge typically applies a decal to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge decal on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

The Corporation is not relying on the notice and access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with this Meeting.

Since the Corporation may not have access to the names of its non-registered Shareholders, if a Beneficial Shareholder attends the Meeting, the Corporation will have no record of the Beneficial Shareholder's shareholdings or of its entitlement to vote unless the Beneficial Shareholder's nominee has appointed the Beneficial Shareholder as proxyholder. Therefore, a Beneficial Shareholder who wishes to vote in person at the Meeting must insert his or her own name in the space provided on the voting instruction form sent to the Beneficial Shareholder by its nominee, and sign and return the voting instruction form by following the signing and returning instructions provided by its nominee. By doing so, the Beneficial Shareholder will be instructing its nominee to appoint the Beneficial Shareholder as proxyholder. The Beneficial Shareholder should not otherwise complete the voting instruction form as his or her vote will be taken at the Meeting.

Advice to Registered Holders

A registered holder of Common Shares can vote their Common Shares in person at the Meeting or by proxy. A registered holder who does not wish to attend the Meeting or does not wish to vote in person should submit their form of proxy. Registered holders who wish to vote in person at the Meeting are encouraged to vote by submitting a proxy. Voting by proxy will not prevent a registered holder from voting in person if they attend the Meeting and duly revoke their previously granted proxy, but will ensure that their vote is counted if they are unable to attend the Meeting.

The Common Shares represented by the accompanying form of proxy (if the same is properly executed in favour of Wade K. Dawe or Jon Legatto, the management nominees, and is received at the offices of Canadian Stock Transfer Company, 320 Bay Street, 3rd Floor, Toronto, Ontario M5H 4A6 Canada, or by facsimile at (416) 368-2502 or toll free fax 1-866-781-3111 or by e-mail at proxy@canstockta.com no later than 5:00 p.m. (EST) on May 27, 2013 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays or holidays, preceding the time of such adjourned Meeting, or in either case by such later date and time as the board of directors of the Corporation (the "Board") may determine in its sole discretion) will be voted at the Meeting, and, where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. In the absence of such a specification, such Common Shares will be voted in favour of such matter.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters set forth in the accompanying Notice of Meeting, or all other business or matters that may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other business or matters to come before the Meeting.

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Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are a director and officer of the Corporation and an officer of the Corporation, respectively. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person's name in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees or by duly completing another proper form of proxy and, in either case, depositing the completed proxy at the offices of the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, through its Administrative Agent, Canadian Transfer Company Inc., 320 Bay Street, 3rd Floor, Toronto, Ontario M5H 4A6 Canada, or by facsimile at (416) 368-2502 before the specified time described in the previous section.

A Shareholder giving a proxy has the power to revoke it. Such revocation may be made by the Shareholder attending the Meeting by fully executing another form of proxy bearing a later date and duly depositing the same before the specified time, or by written instrument revoking such proxy duly executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the head office of the Corporation or its registrar and transfer agent at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Corporation consists of an unlimited number of Common Shares without nominal or par value, of which 231,571,920 Common Shares were issued and outstanding as at the date of this Information Circular.

Each Shareholder is entitled to one vote for each Common Share shown as registered in his or her name on the list of Shareholders, which will be available for inspection at the Meeting. The directors have fixed April 19, 2013 as the record date for the Meeting. Accordingly, pursuant to the CBCA, only Shareholders of record as at the close of business on April 19, 2013 are entitled to receive notice of and to attend and vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of the date of this Information Circular, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the votes attached to Common Shares.

Part II

CORPORATE GOVERNANCE OF THE CORPORATION

Statement of Corporate Governance Practices

National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Guidelines") requires certain disclosure regarding the corporate governance practices of the Corporation. The Corporation is pleased to make the following disclosure regarding its corporate governance policies. A detailed description of the Corporation's governance practices is provided in Schedule "A" to this Information Circular and the Charter of the Board of Directors (the "Charter") is attached as Appendix "1" to Schedule "A".

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Board Composition

The Board of Directors ("Board") is currently composed of seven directors, Messrs. Wade K. Dawe, Harry Burgess, Derrick Gill, Michael Gross, Marvin K. Kaiser, David W. Peat and Charles E. Stott, all of whom are standing for election at the Meeting, with the exception of Charles E. Stott who has decided to retire from the Board (See Part III – Matters to be Acted Upon – Election of Directors). Of the current Board members, six are considered by the Board to be "independent" within the meaning of the Guidelines and Charter, as each does not have a direct or indirect material relationship with the Corporation. For the purposes of the Guidelines, a "material relationship" with the Corporation is a relationship which could, in the view of the Board, reasonably be expected to interfere with the exercise of a director's independent judgment. Mr. Dawe, Chairman and Chief Executive Officer of the Corporation, is not independent within the meaning of the Guidelines, the Charter and the rules and regulations of the NYSE MKT. In deciding whether a particular director is independent, the Board examines the factual circumstances of each director and considers them in the context of many factors. The role of the Chairman is described in the Charter set forth in Appendix "1" of Schedule "A" to this Information Circular. The Board believes that the size and composition of the Board has served the Corporation and its Shareholders well and that all of its directors, including its non-independent director, have made valuable contributions to the Board, the Corporation and its subsidiaries. The Board is of the view that Mr. Dawe possesses an extensive knowledge of the Corporation's business and has extensive business experience, which has proven to be beneficial to the other directors, and his participation as a director has contributed to the effectiveness of the Board. The Board also believes that Mr. Dawe is sensitive to conflicts of interest and excuses himself from deliberations and voting in appropriate circumstances.

Since Mr. Dawe, as Chairman, is not independent within the meaning of the Guidelines, the Board has appointed Dr. Gross as a Lead Independent Director from the ranks of the independent directors. Dr. Gross, as the Lead Independent Director, shall chair meetings of the independent directors and relay comments or recommendations to the Chairman of the Board and Chief Executive Officer. The Lead Independent Director is also responsible for setting procedures for meetings of the independent directors and will act as Chair of the Board at any meeting where the Chair is absent. The Lead Independent Director will also carry out other functions or assignments as requested by the Board.

Board Committees

At December 31, 2012, the Board had three standing committees, namely, the Audit Committee, the Nominations and Compensation Committee ("NCC" or "Nominations and Compensation Committee") and the Health, Safety and Environment Committee ("HSEC" or "Health, Safety and Environment Committee"). In addition, as and when required, the Board can appoint ad hoc committees to deal with specific matters.

On November 9, 2010, the Board adopted a Board of Directors Charter and adopted, revised and updated the NCC Charter. On March 29, 2011, the Board adopted, revised and updated the Audit Committee Charter, HSEC Charter and a Code of Ethics for directors, management and employees of the Corporation.

On March 27, 2013, the Board adopted, revised and updated the Audit Committee Charter.

On May 25, 2012, the Board approved and adopted the Employee Share Purchase Plan and Deferred Share Unit Plan.

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Audit Committee

The Audit Committee is composed of the following three independent directors, which is consistent with the recommendations in the Guidelines and the requirements of the TSX: Messrs. Gill, Kaiser and Peat. Mr. Peat is chairman of the Audit Committee. The Board has determined that each of Messrs. Gill, Kaiser and Peat meet the independence and the financial literacy requirements of National Instrument 52-110 - Audit Committees and are "financially sophisticated," as defined in the rules promulgated by the NYSE MKT.

The Audit Committee is responsible for the integrity of the Corporation's internal accounting and control systems. The Committee receives and reviews the financial statements of the Corporation and makes recommendations thereon to the Board prior to their approval by the full Board. The Audit Committee oversees the work of the external auditor and communicates directly with the Corporation's external auditor in order to discuss audit and related matters whenever appropriate. The Annual Information Form ("AIF") of the Corporation filed with the Canadian securities regulatory authorities contains certain information relating to the Audit Committee, as well as the Audit Committee Charter. The AIF can be accessed on SEDAR at www.sedar.com.

Nominations and Compensation Committee

The NCC is currently composed of the following three independent directors: Messrs. Gill, Gross and Stott. Dr. Gross serves as chairman of the NCC and has completed the Rotman Directorship program and is a member of the Institute of Directors. All directors of the NCC bring years of experience from sitting on other mining company boards. Mr. Gill brings specific compensation experience to the Committee through his work as an industry consultant. Mr. Stott has been exposed to several companies’ compensation practices and policies during his career, most notably as President and CEO of Gold Capital Corporation, Horizon Resources and Amax Gold Inc.

The purpose of the NCC is to assist the Board in:

(1)	developing and implementing the Corporation's governance guidelines;

(2)	identifying and recommending to the Board individuals qualified to become directors;

(3)	identifying and recommending to the Board individuals qualified to become chief executive officer ("CEO" or "Chief Executive Officer");

(4)	recommending to the Board individuals qualified to become officers based upon recommendations of the CEO;

(5)	recommending the composition of the Board and its committees;

(6)	developing and overseeing the process to assess the effectiveness of the Board chair, the Board, the Board committees, chairs of committees, and individual directors;

(7)	overseeing the Corporation's policies concerning business conduct, ethics and other matters;

(8)	its oversight and responsibilities relating to the compensation, evaluation and succession of senior management; and

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(9)	the compensation of directors.

The responsibilities of the NCC include: (i) developing and recommending to the Board, the Charter, as well as the disclosure of the Corporation's governance guidelines and principles in the Corporation's public disclosure documents, in accordance with all applicable laws and regulations; (ii) developing and recommending to the Board policies regarding general responsibilities and functions of the Board and its members and the organization and responsibilities of Board committees, including committee charters; (iii) identifying, considering and recommending for approval by the Board, candidates qualified to become new directors and the nominees for election and/or appointment at the next annual meeting of Shareholders; (iv) assisting in the orientation of newly elected or appointed directors, including and becoming acquainted with the Corporation's governance processes, and encouraging continuing education opportunities for all members of the Board; (v) identifying, considering and recommending for approval by the Board, a candidate for the position of CEO; (vi) based upon recommendations of the CEO, considering and recommending for approval by the Board, candidates qualified to become officers of the Corporation; (vii) reviewing, reporting, and where appropriate, providing recommendations to the Board on the Corporation's Disclosure Policy, Code of Business Conduct, Insider Trading Policy, and other governance-related policies and guidelines, and recommend changes as deemed appropriate from time to time; (viii) reviewing and, where appropriate, providing recommendations to the Board on the Corporation's risk management and insurance policies; (ix) reviewing with the CEO management's assessment of existing management resources and making plans for ensuring the qualified personnel will be available as required for succession to senior management positions and to report to the Board on this matter at least once each year; (x) reviewing and assessing annually, in conjunction with the Board, the performance of the CEO against preset corporate and individual goals and objectives approved by the NCC; (xi) reviewing with the CEO the annual performance assessments of senior management, and to report annually to the Board on those assessments; (xii) reviewing and determining director compensation for Board and committee service, (xiii) overseeing and recommending for approval by the Board the Corporation's management compensation policy and specifically considering and recommending annually for approval by the independent directors all forms of compensation for the CEO; (xiv) reviewing the executive compensation disclosure package before the Corporation publicly discloses executive compensation information; and (xv) developing and overseeing a process to allow each director to assess the effectiveness and performance of the Board and the chair, the committees of the Board and their respective chairs, and individual members of the Board, including members of the NCC.

The NCC has the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the NCC in performance of its functions. The Committee did not feel it necessary to retain the help of an advisor in 2012.

Health, Safety and Environment Committee

The HSEC is currently composed of the following three independent directors: Messrs. Burgess, Gross and Stott. Mr. Stott serves as chairman of the HSEC.

The Board has adopted a HSEC Charter, which, among other responsibilities, requires the HSEC to assist the Board in ensuring that the Corporation undertakes and conducts, in compliance with all applicable statutory and regulatory laws, and the Corporation policies, its operations in a safe and responsible manner, with due regard to:

(1)	the safety and health of its employees; and

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(2)	the impact of its operations on the natural environment, including the environmental impacts in the local community in which it operates.

Part III
MATTERS TO BE ACTED UPON

1.	Financial Statements

Financial information about the Corporation is included in the financial statements and management's discussion and analysis for the year ended December 31, 2012. These documents are available on SEDAR at www.sedar.com and have been mailed separately to registered shareholders and to beneficial owners who have requested to have a copy mailed to them, and will be presented to the Shareholders at the Meeting.

2.	Re-Appointment of Auditor

The management of the Corporation recommends the re-appointment of Deloitte Chartered Accountants ("Deloitte"), as the external auditor of the Corporation for the fiscal year 2013. Deloitte has been the auditor for the Corporation since 2002. Unless such authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted in favour of the re-appointment of Deloitte as auditor of the Corporation to hold office until the next annual meeting of shareholders and authorizing the directors of the Corporation to fix their remuneration.

This resolution requires the approval of a simple majority of the votes cast at the Meeting, in person or by proxy, in order to be approved.

In the absence of instructions to the contrary, the Common Shares represented by a properly executed form of proxy in favour of the persons designated by management of the Corporation will be voted FOR the re-appointment of Deloitte Chartered Accountants as auditor of the Corporation.

3.	Election of Directors

Directors of the Corporation are elected annually by the Shareholders and will hold office until the next annual general meeting of Shareholders. The constating documents of the Corporation provide that the number of directors to be elected shall be a minimum of three (3) and a maximum of fifteen (15). A Board of six (6) directors is to be elected at the Meeting as Charles E. Stott has decided to retire from the Board.

It is intended that the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of electing as directors the nominees named below. Unless such authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted in favour of the nominees set out below.

The term of office of all present directors of the Corporation expires at the Meeting. Management has been informed by each nominee that he is willing to stand for election or re-election, as applicable, and serve as a director. Each of the directors will be elected on an individual basis.

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In the absence of instructions to the contrary, the Common Shares represented by a properly executed form of proxy in favour of the persons designated by management of the Corporation will be voted FOR the election as directors of the nominees whose names are set forth below.

Name and Municipality of Residence and Date First Become a Director	Present Principal Occupation	Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1) at the date of this Information Circular		Percentage of Total Outstanding Common Shares at the date of this Information Circular
Wade K. Dawe Halifax, Nova Scotia, Canada June 25, 2010	Chairman and Chief Executive Officer of the Corporation	3,193,711	(7)	1.379%
Harry Burgess (4) Toronto, Ontario, Canada November 18, 2010	Senior Associate Mining Engineer of Micon International Limited	20,000		0.009%
Derrick Gill (2) (3) St. John's, NL, Canada June 25, 2010	Executive Vice President and Principal Consultant of Strategic Concepts Inc.	40,000		0.017%
Dr. Michael Gross (3)(4)(6) Halifax, Nova Scotia, Canada June 25, 2010	Professor of Orthopedic Surgery at Dalhousie University	1,578,085		0.681%
Marvin K. Kaiser(2) Mayfield, Kentucky, USA May 24, 2006	Retired Business Executive	16,250		0.007%
David W. Peat (2)(5) Fernandina Beach, Florida, USA May 24, 2006	Financial Consultant	16,250		0.007%

Notes:

1)	The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective parties.
2)	Member of the Audit Committee.
3)	Member of the Nominations and Compensation Committee.
4)	Member of the Health, Safety and Environment Committee.
5)	Chairman of the Audit Committee.
6)	Chairman of the Nominations and Compensation Committee.
7)	Mr. Dawe owns 2,085,415 Common Shares directly and 1,108,296 Common Shares indirectly.

The following are brief profiles of the directors of the Corporation, including a brief description of each individual's principal occupation within the past five years.

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Wade K. Dawe — Chairman and Chief Executive Officer

Mr. Dawe is the chairman and CEO of the Corporation, a position he has held since the Corporation’s business combination with Linear Gold Corp. (“Linear”) in June 2010. Mr. Dawe has been an entrepreneur in Canadian mining and venture capital industries since 1994 and has consistently demonstrated strong results for shareholders through strategic planning, quality acquisitions and partnerships, and by retaining and developing industry respected senior management and directors. He is chairman and a director of Stockport Exploration Inc. ("Stockport"), and also serves on the board of directors of ImmunoVaccine Inc. Mr. Dawe has a bachelor of commerce degree from Memorial University of Newfoundland, where he currently serves on the Advisory Board to the Faculty of Business Administration. Mr. Dawe's philanthropic activities include establishing and personally funding the annual James R. Pearcey Entrepreneurial Scholarship at Memorial University. Mr. Dawe, a native of Newfoundland and Labrador, is also a member of the Young Presidents' Organization, an international organization for business leaders.

Harry Burgess — Director

Mr. Burgess is a director and member of the Health, Safety and Environment Committee of the Corporation. He is a Senior Associate Mining Engineer of Micon International Limited ("Micon") of Toronto, Ontario. As a founder of Micon, he has over 30 years experience in the mining industry, including conducting due diligence reviews, operational monitoring and benchmark studies. Prior to his consulting career, he held senior management positions in the copper and gold mining industry in Zambia and South Africa. He is a member of the Professional Engineers of Ontario and the Canadian Institute of Mining and Metallurgy, as well as a fellow of the Institute of Materials, Minerals and Mining and the Australian Institute of Mining and Metallurgy. He is also a director of Guyana Precious Metals and Acme Resources Corp., both TSXV-listed companies, and Tartisan Resources Corp., a CNSX-listed company. Mr. Burgess received his bachelor's degree with honours in mechanical engineering at the Imperial College of Science and Technology, University of London and his bachelor's degree in mining engineering at the Royal School of Mines, University of London. He earned his master's degree in engineering from the University of Witwatersrand, Johannesburg.

Derrick Gill — Director

Mr. Gill is a director, a member of the Audit Committee and of the Nominations and Compensation Committee of the Corporation. Mr. Gill is the Executive Vice President and Principal Consultant of Strategic Concepts Inc., which provides strategic planning, financial modeling and business development consultation to major mining and oil and gas projects in Canada. He is also a member of the advisory board of the Atlantic Canada Opportunities Agency’s Atlantic Innovation Fund. Mr. Gill’s 30-year career has included executive roles at Vale Inco Newfoundland & Labrador Limited (formerly Voisey's Bay Nickel Company), Diamond Fields International Ltd. (formerly Diamond Fields Resources Inc.) and Bristol Communications. Mr. Gill currently serves as the chair of Genesis, a commercial research and development arm of Memorial University in Newfoundland and Labrador. He is also a director of Crosshair Exploration & Mining Corp. Mr. Gill received his undergraduate degree in business administration from Memorial University.

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Michael Gross, ICD – Director

Dr. Gross is a director, chairman of the Nominations and Compensation Committee a member of the Health, Safety and Environment Committee, and the independent lead director of the Corporation. He has extensive capital markets experience, having served as either an executive or as a director with a number of venture stage companies. Dr. Gross was a founder and chairman of the board of NWest Energy Corp. prior to its successful initial public offering in 2008. A Professor of Orthopaedic surgery for over 20 years, he consults extensively in design and implantation techniques with the Orthopaedic manufacturing industry. Dr. Gross is also the founder of companies specializing in proprietary medical devices. He received his degree in medicine from the University of Newcastle Upon Tyne in England. He obtained a Fellowship in Surgery in London and a Canadian Fellowship in Orthopaedic Surgery in 1981. He has completed the Rotman Directorship program and is a member of the Institute of Directors.

Marvin K. Kaiser– Director

Mr. Kaiser is a director and member of the Audit Committee of the Corporation. He has over 40 years of experience in the mining industry and is a Certified Public Accountant. At the time of his retirement in 2006, he was Executive Vice President and Chief Administrative Officer of The Doe Run Company ("Doe Run"), an international natural resource company focused on the mining, smelting, recycling and fabrication of metals. Prior to joining Doe Run, Mr. Kaiser was the Chief Financial Officer of Amax Gold Inc from 1989 to 1993. He serves as a director of Gryphon Gold, Inc., Uranium Resources, Inc., and Aurania Resources, Ltd., as well as a privately held exploration companies. Mr. Kaiser received his bachelor's degree in accounting from Southern Illinois University and serves as a director of the Southern Illinois University Foundation.

David W. Peat — Director

Mr. Peat is a director and chairman of the Audit Committee of the Corporation. He has over 25 years of executive experience in financial leadership in support of mining corporations. Mr. Peat has held multiple executive positions including Vice President and Chief Financial Officer of Frontera Copper Corporation from 2006 through 2009; Vice President and Global Controller of Newmont Mining Corporation from 2002 through 2004; and Vice President of Finance and Chief Financial Officer of Homestake Mining Company from 1999 through 2002. Mr. Peat began his career at Price Waterhouse in Toronto and he has been a member of the Institute of Chartered Accountants of Ontario since 1978. He is currently a director and chairman of the Audit Committee of Gabriel Resources Ltd and a director and chairman of the Audit Committee of the Sunshine Silver Mines Corporation, a privately held silver exploration and development company. Mr. Peat received his bachelor's degree in economics from the University of Western Ontario, and a bachelor of commerce, with honours in business administration, from the University of Windsor, Ontario.

Corporate Cease Trade Orders, Penalties and Bankruptcies

To the best of the Corporation's knowledge, no existing or proposed director is, or within the 10 years prior to the date hereof has been, a director or chief executive officer or chief financial officer of any company that, while that person was acting in that capacity,

(a)	was subject to an order that was issued while the proposed director was acting in the capacity of director, chief executive officer or chief financial officer; or

(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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Bankruptcies

To the Corporation's knowledge, no existing or proposed director of the Corporation has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as described below, to the Corporation's knowledge, no existing or proposed director of the Corporation is or has been, within the 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Marvin Kaiser was a director of Constellation Copper Corporation, which filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act (Canada) in December 2008.

Conflicts of Interest

The directors are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interests that they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of the Corporation's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Corporation, its promoters, directors and officers or other members of management of the Corporation or of any proposed promoter, director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director or officer of such other companies.

Part IV
ADDITIONAL DISCLOSURE

Statement of Executive Compensation

Securities laws require that a "Statement of Executive Compensation" in accordance with Form 51-102F6 be included in this Information Circular. Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of executive officers and directors of reporting issuers. Form 51-102F6 provides that compensation disclosure must be provided for the Chief Executive Officer and the Chief Financial Officer of an issuer and each of the issuer's three mostly highly compensated executive officers whose total compensation exceeds Cdn$150,000. Based on these requirements, the executive officers of the Corporation for whom disclosure is required under Form 51-102F6 are Wade K. Dawe (Chairman and CEO), Jon Legatto (CFO), Dana Hatfield (former CFO), Daniel Racine (President and COO), Howard Bird (Sr. Vice President of Exploration), and Jennifer Nicholson (Former Executive Vice President), who are collectively referred to as the "Named Executive Officers".

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On September 4, 2012, Jon Legatto was appointed as Brigus’ new Chief Financial Officer, effective in the third quarter of 2012, following the resignation of Dana Hatfield. Daniel Racine joined Brigus as COO on August 21, 2012 and was promoted to President and COO on January 1, 2013.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Nominations and Compensation Committee of the Board (for the purposes of this discussion, the "Committee") has responsibility for approving the compensation program for the Named Executive Officers. The Committee acts pursuant to the Nominations and Compensation Committee Charter that has been approved by the Board.

The compensation program for the Named Executive Officers is designed to attract, retain and reward talented executives who can contribute to the Corporation's long-term success and thereby build value for the Corporation's Shareholders. The program is organized around four fundamental principles:

A Substantial Portion of the Corporation's Named Executive Officer Compensation Program Should Be Performance-Based. The Corporation's compensation program is designed to reward superior performance. It accomplishes this in a number of ways. In terms of cash compensation, target award opportunities provided to each Named Executive Officer under the Corporation's bonus plan (which pays bonuses on the basis of performance over a one-year period) are expressed as a percentage of base salary, generally in the range of 40% - 50% for vice presidents, executive vice presidents and the chief financial officer, at target performance, with the performance target being a median of the range of possible outcomes. Actual performance will result in a cash bonus that is most often a greater or lesser percentage of salary than that set for achieving target performance. The cash bonus award for the CEO is left to the discretion of the Board. Whether and to what extent bonuses under the bonus plan are paid depends entirely on the extent to which the corporate, operating and individual goals set by the Committee pursuant to the bonus plan are attained.

A Substantial Portion of Named Executive Officer Compensation Should Be Delivered in the Form of Equity Awards. The Committee believes that a substantial portion of total compensation should be delivered in the form of equity in order to align the interests of the Named Executive Officers with the interests of the Shareholders. In terms of equity awards, the target award opportunities provided to each Named Executive Officer are set at the discretion of the Board of Directors. Whether and to what extent equity awards are made depends entirely on the extent to which the corporate, operating and individual goals set by the Committee are attained.

The Corporation's Compensation Program for Named Executive Officers Should Enable the Corporation to Compete for Executive Talent. The Corporation's Shareholders are best served when the Corporation can attract and retain talented executives with compensation packages that are competitive and fair. The Committee has historically strived to create a compensation package for Named Executive Officers that delivers total compensation that is competitive in comparison to the average of the total compensation delivered by certain peer companies with which the Corporation competes for executive talent (the "Peer Group"). In 2012, the Peer Group selected by the Committee consisted of the following companies:

Brigus Management Information Circular	13

Lake Shore Gold Corp.	Argonaut Gold Inc.

Aurizon Mines Ltd.	San Gold Corp.

St Andrews Goldfields Ltd.	Kirkland Lake Gold Inc.

The Corporation's Compensation Program for Named Executive Officers Should Be Fair, and Perceived as Such, Both Internally and Externally. The Committee strives to create a compensation program that will be perceived as fair, both internally and externally. It accomplishes this by comparing the compensation that is provided to the Named Executive Officers:

(1)	to the compensation, as described above, provided to officers of the companies included in the Peer Group, as a means to measure external fairness; and

(2)	to other senior employees of the Corporation, as a means to measure internal fairness.

Total Compensation

Total compensation for Named Executive Officers is based on the following components: (i) cash compensation, which includes base salary and bonuses; (ii) performance-based compensation; and (iii) other compensation.

Cash Compensation

The Corporation's compensation program for Named Executive Officers is designed so that a percentage of each Named Executive Officer's total compensation is paid in cash. Cash compensation paid is composed of salary and, if earned, a cash bonus pursuant to the Corporation's bonus plan. The percentage of cash compensation paid relative to a Named Executive Officer's total compensation is generally set at up to 50% of total compensation. Salary is included in the Corporation's Named Executive Officer compensation package because the Committee believes it is appropriate that some portion of the compensation that is provided to Named Executive Officers be in a form that is fixed and liquid. Performance-based bonuses are included to incent the Named Executive Officers to attain particular objectives that the Committee believes are consistent with the overall goals set for the Corporation by its Board. The components comprising the cash portion of total compensation are described below.

Salary. Base salary for Named Executive Officers for any given year is generally fixed by the Committee. Increases or decreases in base salary on a year-over-year basis are dependent on the Committee's assessment of the performance of the Corporation overall, the Corporation's mining projects and the particular individual. Other than the fact that executive officers have employment agreements with a minimum level of salary specified within the agreement, the Committee is free to set Named Executive Officer salary at any level it deems appropriate. In fixing salaries, the Committee is generally mindful of its overall goal to keep cash compensation for its executive officers within the range of cash compensation paid by companies in the Peer Group. The amount of salary that is provided in the form of compensation is generally less, assuming threshold performance levels are met, than the amount that is provided in the form of bonuses and equity awards under the Corporation's short and long-term bonus plans, each of which is described below. This weighting reflects the Committee's objective of ensuring that a substantial amount of each Named Executive Officer’s total compensation is tied to company-wide, mine and project results and individual performance goals.

Bonus Plans. The Corporation has a cash bonus plan in which Named Executive Officers participate. This plan, which is described below, provides cash compensation to Named Executive Officers only if, and to the extent that, performance conditions set by the Committee are met. Bonus targets are set annually based on the Corporation's plan and budget for such fiscal year and are set at levels that the Corporation believes will be reasonably difficult to achieve.

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In determining the amount of target bonuses under the bonus plan, the Committee considers several factors, including:

(1)	the target bonuses set, and actual bonuses paid, in recent years;

(2)	the desire to ensure, as described above, that a substantial portion of total compensation is performance-based;

(3)	the relative importance, in any given year, of the long and short-term performance goals established pursuant to the bonus plan; and

(4)	the compensation practices of the Peer Group.

Performance objectives for the bonus plan are developed through an iterative process. Based on a review of business plans, management, which includes the Named Executive Officers, develops preliminary recommendations for Committee review. The Committee reviews management's preliminary recommendations and establishes final goals. In establishing final goals, the Committee strives to ensure that the incentives provided pursuant to the bonus plan are consistent with the strategic goals set by the Board, that the goals set provide a meaningful incentive and that bonus payments, assuming target levels of performance are attained, will be consistent with the overall Named Executive Officer compensation program established by the Committee. The Committee reserves the discretion to reduce or not pay bonuses under the bonus plan even if the relevant performance targets are met, and to award bonuses in excess of the targets if the relevant performance targets are exceeded.

For the fiscal year ended December 31, 2012, the bonus targets upon which cash bonuses were based included the following objectives:

Operations:

•	Maintain compliance with all safety and environmental regulations and maintain the Company’s emphasis on safety in the work-place.

o	Met. There were no lost time incidents during 2012 and no material safety or environmental violations.

•	Achieve production within guidance of 77,000 to 85,000 ounces.

o	Met. Annual production reached a record 77,374 ounces in 2012.

•	Achieve cash costs within guidance of $775-$850 per ounce.

o	Met. Cash costs for 2012 totaled $762 per ounce.

•	Adhere to capital budget of $60 million.

o	Met. Capital spending in 2012 totaled $53.5 million, and all major capital projects were completed as scheduled.

Brigus Management Information Circular	15

•	Increase operational performance in the underground mine.

o	Met. Production from the underground materially increased in 2012. The average grade from the underground increased from 2.7 gpt in 2011 to 6.5 gpt in 2012, and the tonnes mined per day increased on a quarter over quarter basis.

Corporate:

•	Increase analyst coverage of the Company, including at least one major chartered bank.

o	Met. Three new analysts initiated coverage on the Company in 2012.

•	Recruit an experienced Chief Operating Officer to oversee the continued development of the Black Fox mine and the development of the Grey Fox mine.

o	Met. Daniel Racine, a well-respected mining executive with over 25 years in the industry, joined the Company in August of 2012.

Finance

•	Obtain financing to repurchase all or a portion of the Goldstream prior to the expiry of the option on December 31, 2012.

o	Met. The Company raised $30 million in senior secured notes in November of 2012 which was used to reduce the Goldstream from 12% to 8%.

•	Ensure that sufficient capital is available to fund the Company’s current and forecasted operating requirements by liquidating non-core assets and obtaining financing as and when needed.

o	Met. The Company generated $5.8 million in cash from the sale of the notes receivable obtained in 2010. The Company also successfully raised $10 million in flow-through funds in November of 2012 to fund the 2013 exploration program. Additionally, the Company completed a $15 million equity offering and a $15 million lease financing in March of 2012 to support operations during the year. The Company has ended the year with $29.8 million in cash, which is sufficient to fund the Company’s goals and objectives for 2013.

Exploration

•	Issue an updated 43-101 report on the Grey Fox mine, with a significant increase in the number of indicated ounces.

o	Met. The Company issued a revised National Instrument 43-101 report in September of 2012 which increased the Indicated reserves at Grey Fox by 364,140 ounces.

•	Commence an underground exploration program at the Black Fox mine.

o	Met. The first results of the Company’s underground exploration program at Black Fox were issued in October of 2012.

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•	Adhere to the exploration budget.

o	Met. Spending on the exploration program in 2012 remained within budget.

Performance-Based Compensation

As described above, the Committee believes that a portion of each Named Executive Officer's compensation should be in the form of equity awards, because the Committee believes that such awards serve to align the interests of Named Executive Officers and the Corporation's Shareholders. Equity awards to the Corporation's Named Executive Officers are made pursuant to the Corporation's Plan. The Plan provides for awards in the form of stock options and deferred share units.

The amount of equity compensation that is provided to each Named Executive Officer in a given year is at the discretion of the Committee. The number of options or deferred share units that the Committee selects is dependent on the Committee's assessment, for that year, of the appropriate balance between cash and equity compensation. In making that assessment, the Committee considers factors such as the relative merits of cash and equity as a device for retaining and incentivizing Named Executive Officers.

Summary of Stock Option Plan

The stock option plan was established by the Corporation to align employee and board of directors’ goals with long-term corporative objectives. The stock option plan allows eligible persons to purchase the awarded options at the market price on the day the option was granted as long as it’s outside the vesting period and before the expiration date.

The number of Common Shares reserved for issuance, set aside and made available to the Board or Committee for the granting of Options to eligible grantees shall not exceed 10% of the issued and outstanding Common Shares. From time to time, provided that in any fiscal year, the Company shall limit the number of Options granted to a maximum of 3.33% of its issued and outstanding Common Shares at the beginning of the fiscal year such that the maximum is based on the number of Common Shares outstanding at the previous fiscal year end.

The Committee has generally followed a practice of making all option grants to its executive officers during the first quarter of each year based on the previous year's performance. For the last six years, the Committee has granted these annual awards. The Corporation does not otherwise have any program, plan or practice to time annual option grants to its executives in coordination with the release of material non-public information.

While the bulk of the Corporation's option awards to Named Executive Officers have historically been made pursuant to the Corporation's annual grant program, the Committee retains the discretion to make additional awards to Named Executive Officers at other times, in connection with the initial hiring of a new officer, for retention purposes or otherwise. The Committee has generally followed the practice of making awards only during a time when the Corporation's Named Executive Officers would be permitted, pursuant to the Corporation's insider trading policy, to trade in the Corporation's securities. Other than in this respect, the Corporation does not have any program, plan or practice to time ad hoc awards in coordination with the release of material non-public information.

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Summary of Deferred Share Unit Plan

The deferred share unit plan was established by the Corporation to align executive and board of directors’ goals with long-term corporative objectives. The deferred share units plan allows eligible persons to receive securities, for no additional cash consideration, based on the achievement of certain milestones. The maximum number of shares which could be issued under the deferred share units plan is 5 million.

The process for granting deferred share units is consistent with the process for the granting of stock options. Deferred share unit grants to executive officers and directors are made during the first quarter of each year based on the previous year's performance.  2012 was the first year that the Committee granted deferred share unit awards.  The Corporation does not otherwise have any program, plan or practice to time annual deferred share unit grants to its executives in coordination with the release of material non-public information.

While the bulk of the Corporation's deferred share unit awards to Named Executive Officers will be made pursuant to the Corporation's annual grant program, the Committee retains the discretion to make additional awards to Named Executive Officers at other times, in connection with the initial hiring of a new officer, for retention purposes or otherwise.  The Committee has generally followed the practice of making awards only during a time when the Corporation's Named Executive Officers would be permitted, pursuant to the Corporation's insider trading policy, to trade in the Corporation's securities.  Other than in this respect, the Corporation does not have any program, plan or practice to time ad hoc awards in coordination with the release of material non-public information.

Summary of Employee Share Purchase Plan

The employee share purchase plan was established by the Corporation to encourage equity participation in the Corporation by its employees through the acquisition of shares of the Corporation. The employee share purchase plan allows eligible persons to elect to contribute up to 10% of such person’s basic annual salary towards the purchase of common shares of the Corporation, with the Corporation matching 75% of such contribution. The maximum number of shares which could be issued under the employee share purchase plan is 5 million.

Peer Comparisons

In its annual evaluation of the compensation of the Corporation's executive officers, the Committee uses peer comparisons to obtain a general understanding of current compensation practices for the market in which the Corporation competes. The Committee does not benchmark executive compensation at a certain level or percentile based on peer comparison data. Rather, this data is only one of the components considered when setting executive compensation. Other factors include, but are not necessarily limited to, level of responsibility, individual performance, and budget constraints.

Risk Assessment

The Nominations and Compensation Committee has concluded that the risks associated with executive compensation are not reasonably likely to have a material adverse effect on the Company. In addition, the Committee has extensively reviewed the elements of executive compensation and find it to be balanced between risk and reward and does not motivate imprudent risk taking for the following reasons:

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(a)	significant weighting towards long-term incentive compensation discourages short-term risk taking;
(b)	goals are appropriately set to avoid targets that, if not achieved, result in a large percentage loss of compensation;
(c)	incentive awards are capped by the Compensation Committee; and
(d)	equity ownership discourages excessive risk taking by putting in place safe guards like multi-year vesting periods and prevention to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities.

Performance Graph

The following line graph compares the Corporation's five year cumulative shareholder return (based on the closing price of the Common Shares on the TSX at the end of each financial year and using an initial investment of Cdn$100 on December 31, 2007) to the S&P/TSX Composite Index. The Corporation did not pay any dividends during the subject period.

	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12
Brigus Gold Corp.	100.00	48.33	78.33	350.00	166.67	155.00
S&P/TSX Composite Index	100.00	64.97	84.91	97.11	86.42	89.88

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Summary Compensation Table

The following table discloses compensation paid to or awarded to the Named Executive Officers. Securities legislation provides that the Named Executive Officers are determined on the basis of total compensation earned in the 2012 fiscal year. All dollar amounts outlined in the table below are in U.S. dollars.

Name and principal position	Year	Salary	Share- based awards(1)		Option- based awards(2)	Non-equity incentive plan compensation			Pension value	All other compensation (3)		Total compensation
						Annual		Long -term
Wade K.	2012	427,323	260,966		792,000	450,200		Nil	11,914	Nil		1,942,403
Dawe	2011	378,000	Nil		522,000	317,500	(8)	Nil	Nil	Nil		1,217,500
Chairman	2010	185,727	330,000	(9)	554,842	272,000		Nil	Nil	551,606	(9)	1,894,175
& CEO
Daniel Racine(4) President & COO	2012	163,355	105,797		480,000	110,033		Nil	6,534	Nil		865,719
Jon Legatto(5) CFO	2012	181,721	56,425		255,000	95,029		Nil	7,269	Nil		595,444
Dana	2012	186,723	265,280	(10)	297,000	Nil		Nil	7,469	285,233		1,041,705
Hatfield(6)	2011	200,418	Nil		609,000	34,608		Nil	5,142	Nil		849,168
Former CFO
Howard Bird	2012	240,072	84,638		297,000	100,033		Nil	9,603	Nil		731,346
Sr. Vice	2011	224,128	Nil		261,000	89,104	(8)	Nil	4,615	Nil		578,847
President of Exploration	2010	113,268	Nil		197,031	97,891		Nil	Nil	Nil		408,190
Jennifer	2012	210,063	70,531		297,000	65,027		Nil	2,801	212,434		857,856
Nicholson(7) Executive Vice President	2011	161,610	Nil		413,250	59,608	(8)	Nil	3,955	Nil		638,423

Notes:

(1)	Share-based awards represent the value of deferred share units granted, measured at the common share price as at the date of grant.
(2)	The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2012	2011	2010	2009	2008
Risk-free interest rate	1.3%	1.7%	1.8%	1.9%	2.9%
Dividend yield	0%	0%	0%	0%	0%
Volatility	69%	72%	74%	78%	73%
Expected life in years	4.6	4.3	3.3	6.0	6.0
Weighted average grant-date fair value of stock options	$0.61	$0.85	$0.64	$0.87	$1.75

Brigus Management Information Circular	20

(3)	The value of perquisites and benefits that do not exceed the lesser of Cdn$50,000 and 10% of the total salary are not reported herein.

(4)	Mr. Racine joined the company as COO on August 21, 2012 and was promoted to President and COO on January 1, 2013.

(5)	Mr. Legatto was promoted to CFO on September 4, 2012. Prior to this role, he served as Brigus’ Vice President of Finance since April 2011.

(6)	Mr. Hatfield resigned from the Company on September 4, 2012 and amounts in all other compensation reflect severance payments made.

(7)	Ms. Nicholson resigned from the Company on December 31, 2012 and amounts in all other compensation reflect severance payments made.

(8)	A payment related to 2011 non-equity compensation was made in July 2012.

(9)	Upon the June 2010 merger, these amounts were paid in accordance with employment contracts.

(10)	Mr. Hatfield’s deferred share units vested during the year. The share-based award listed above is the value on the date the units were exercised.

Incentive Plan Awards

Option-Based Awards Outstanding at the end of the Most Recently Completed Financial Year

The table below reflects all option-based and share-based awards for each Named Executive Officer outstanding as at December 31, 2012 (including option-based awards granted to a Named Executive Officer before fiscal 2012).

	OPTION–BASED AWARDS					SHARE–BASED AWARDS (DSUs)
Named Executive Officer	Number of Securities Underlying Unexercised Options (1)		Option Exercise Price (/Security)	Option Expiration Date(2) (3)	Value of Unexercised In-the- Money Options(4)	Number of Share-based Awards that Have Not Yet Vested	Market or Payout Value of Share- Based Awards That Have Not Yet Vested (US$)(9)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)

Wade K. Dawe	342,138	(5)	Cdn$2.192	January 9, 2013	Nil	370,000	314,736	Nil
	376,351	(5)	Cdn$0.767	February 6, 2014	Cdn$61,257
	177,912	(5)	Cdn$1.001	July 29, 2014	Nil
	750,000		Cdn$1.135	August 5, 2015	Nil
	250,000		Cdn$1.675	November 9, 2015	Nil
	453,333		Cdn$1.465	April 5, 2016	Nil
	600,000		Cdn$1.545	August 31, 2016	Nil
	1,200,000		Cdn$1.180	January 25, 2017	Nil

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	OPTION–BASED AWARDS					SHARE–BASED AWARDS (DSUs)
Named Executive Officer	Number of Securities Underlying Unexercised Options (1)		Option Exercise Price (/Security)	Option Expiration Date(2) (3)	Value of Unexercised In-the- Money Options(4)	Number of Share-based Awards that Have Not Yet Vested	Market or Payout Value of Share- Based Awards That Have Not Yet Vested (US$)(9)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)

Daniel Racine(6)	1,000,000		Cdn$0.830	August 21, 2017	Cdn$100,000	150,000	127,596	Nil
Jon Legatto(7)	75,000		Cdn$1.465	April 5, 2016	Nil	80,000	68,051	Nil
	250,000		Cdn$1.545	August 31, 2016	Nil
	300,000		Cdn$1.180	January 25, 2017	Nil
	100,000		Cdn$0.990	September 24, 2017	Nil
Dana Hatfield(8)	350,000		Cdn$1.465	March 13, 2013	Nil	Nil	Nil	Nil
	350,000		Cdn$1.545	March 13, 2013	Nil
	450,000		Cdn$1.180	March 13, 2013	Nil
Howard Bird	273,710	(5)	Cdn$2.192	January 9, 2013	Nil	120,000	102,077	Nil
	191,597	(5)	Cdn$0.767	February 6, 2014	Cdn$31,185
	95,799	(5)	Cdn$1.001	July 29, 2014	Nil
	250,000		Cdn$1.135	August 5, 2015	Nil
	83,333		Cdn$1.675	November 10, 2015	Nil
	165,000		Cdn$1.465	April 5, 2016	Nil
	300,000		Cdn$1.545	August 31, 2016	Nil

Brigus Management Information Circular	22

	OPTION–BASED AWARDS				SHARE–BASED AWARDS (DSUs)
Named Executive Officer	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price (/Security)	Option Expiration Date(2) (3)	Value of Unexercised In-the- Money Options(4)	Number of Share-based Awards that Have Not Yet Vested	Market or Payout Value of Share- Based Awards That Have Not Yet Vested (US$)(9)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)

	450,000	Cdn$1.180	January 25, 2017	Nil
Jennifer Nicholson(8)	225,000	Cdn$1.465	December 31, 2013	Nil	Nil	Nil	93,528
	250,000	Cdn$1.545	December 31, 2013	Nil
	450,000	Cdn$1.180	December 31, 2013	Nil

Notes:

1)	Each option entitles the holder to purchase one Common Share.

2)	For all options granted prior to April 2011, 50% vest after the first year from the grant date and 50% after the second year from the grant date.

3)	For all options granted after April 2011, 33.3% vest after the first year from the grant date, 33.3% vest after the second year from the grant date and 33.4% vest after the third year from the grant date.

4)	For US dollar grants, the value is based on the closing price of Common Shares of the Corporation on the TSX at December 31, 2012 (Cdn$0.930) and converted to equivalent U.S. dollars at the Bank of Canada average annual exchange rate of 0.9996 for 2012 for an equivalent closing price of US$0.930. The value is calculated based on the difference between the closing price and the exercise price of the options, multiplied by the number of options. Canadian dollar grants used the Canadian dollar closing price and U.S. dollar grants used the US$0.930 equivalent closing price.

5)	Mr. Dawe and Mr. Bird were granted options as former officers of Linear Gold Corp., which were exchanged for options of the Corporation on the closing of the business combination with Linear on June 25, 2010.

6)	Mr. Racine was hired as COO on August 21, 2012 and was appointed President and COO on January 1, 2013.

7)	Mr. Legatto was appointed to CFO on September 4, 2012. Prior to this role, he served as Brigus’ VP of Finance since April 2011.

8)	Mr. Hatfield and Ms. Nicholson resigned from the Corporation on September 4, 2012 and December 31, 2012, respectively, and option expiry dates were changed in accordance with the separation agreements.

9)	The market value of share-based awards not vested was calculated on the closing price per Common Share on the TSX as of December 31, 2012.

Incentive Plan Awards – Value Vested or Earned during the Most Recently Completed Financial Year

The following table provides information concerning the incentive award plans of the Corporation with respect to each Named Executive Officer during the fiscal year ended December 31, 2012.

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INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR ENDED DECEMBER 31, 2012
Named Executive Officer	Unit-Based Awards – Value Vested During Fiscal 2012 ($)(1)	Option-Based Awards – Value Vested During Fiscal 2012 ($)(2)	Non-Equity Incentive Plan Compensation – Value Earned During Fiscal 2012 ($)
Wade K. Dawe	Nil	Nil	450,200
Daniel Racine	Nil	Nil	110,033
Jon Legatto	Nil	Nil	95,029
Dana Hatfield	265,280	Nil	Nil
Howard Bird	Nil	Nil	100,033
Jennifer Nicholson	93,528	Nil	65,027

Notes:

(1)	The Deferred Share Unit Plan was implemented in 2012 and the first grant occurred on July 9, 2012.
(2)	Calculated using the closing price per Common Share on the TSX on the applicable vesting date less the exercise price of the applicable stock options.

Termination and Change of Control Benefits

Each of the Named Executive Officers has employment agreements with the Corporation or a subsidiary thereof, that contain termination payment provisions. These agreements are reviewed from time to time and amended accordingly subject to the Board approval. The Named Executive Officers have "change of control" payment provisions in their employment agreements that may be triggered in certain circumstances. The terms of the specific agreements between the Corporation and each of the Named Executive Officers is set out below.

Wade K. Dawe, Chairman - Chief Executive Officer and President

Pursuant to the offer of employment letter (the "Dawe Employment Offer") to Wade Dawe for an indefinite term, Mr. Dawe is entitled to receive annual base salary of Cdn$450,000 and an auto allowance of $1,500, payable monthly, and is eligible for an annual option and deferred share unit grant based on the performance and the recommendations of the Corporation's Governance, Nominations and Compensation Committee. The Company also maintains and pays premiums towards a life insurance policy on behalf of Wade Dawe with benefits of $1,000,000.

In the event of the termination of Mr. Dawe's employment without cause, he will be entitled to continue to receive monthly compensation equal to his normal monthly installments of base salary, less all deductions required by law, for a period commencing from the date of the notice of termination equal to 36 months, plus the prior year’s bonus equivalent. In addition, the Corporation will continue Mr. Dawe's coverage provided by the Corporation's group insurance benefits plan for a period of 36 months from his departure date.

In the event of a Change of Control event, the Corporation shall pay Mr. Dawe a lump sum amount equal to three (3) times his base salary plus the prior year’s bonus equivalent, to be paid within fifteen (15) days of the change in control date.

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For the purpose of the Dawe Employment Offer, a "Change of Control" shall be deemed to have occurred when a third party acquires the right to appoint the majority of the directors of the Corporation.

Jon Legatto - Chief Financial Officer

Pursuant to the offer of employment letter (the "Legatto Employment Offer") to Jon Legatto for an indefinite term, Mr. Legatto is entitled to receive annual base salary of Cdn$240,000, payable monthly, and is eligible for an annual option and deferred share unit grant based on the performance and the recommendations of the Corporation's Governance, Nominations and Compensation Committee.

In the event of the termination of Mr. Legatto's employment without cause, he will be entitled to continue to receive monthly compensation equal to his normal monthly installments of base salary, less all deductions required by law, for a period commencing from the date of the notice of termination equal to 12 months. In addition, the Corporation will continue Mr. Legatto's coverage provided by the Corporation's group insurance benefits plan for a period of 12 months from his departure date.

In the event of a Change of Control event, the Corporation shall pay him a lump sum amount equal to two (2.0) times of his base salary to be paid within five (5) days of the change in control date.

For the purpose of the Legatto Employment Offer, a "Change of Control" shall be deemed to have occurred when a third party acquires the right to appoint the majority of the directors of the Corporation.

Daniel Racine – President and Chief Operating Officer

Pursuant to the offer of employment letter (the "Racine Employment Offer") to Daniel Racine for an indefinite term, Mr. Racine is entitled to receive annual base salary of Cdn$500,000, payable monthly, and is eligible for an annual option and deferred share unit grant based on the performance and the recommendations of the Corporation's Governance, Nominations and Compensation Committee.

In the event of the termination of Mr. Racine's employment without cause, he will be entitled to continue to receive monthly compensation equal to his normal monthly installments of base salary, less all deductions required by law, for a period commencing from the date of the notice of termination equal to 12 months. In addition, the Corporation will continue Mr. Racine's coverage provided by the Corporation's group insurance benefits plan for a period of 12 months from his departure date.

In the event of a Change of Control event, the Corporation shall pay him a lump sum amount equal to two and one-half (2.5) times of his base salary, as well as any accrued bonus (to a maximum of $500,000), to be paid within five (5) days of the change in control date.

For the purpose of the Racine Employment Offer, a "Change of Control" shall be deemed to have occurred when a third party acquires the right to appoint the majority of the directors of the Corporation.

Howard Bird – Sr. Vice President of Exploration

Pursuant to the offer of employment letter (the "Bird Employment Offer") to Howard Bird for an indefinite term, Mr. Bird is entitled to receive annual base salary of Cdn$247,200, payable monthly, and is eligible for an annual option and deferred share unit grant based on the performance and the recommendations of the Corporation's Nominations and Compensation Committee.

Brigus Management Information Circular	25

In the event of the termination of Mr. Bird's employment without cause, he will be entitled to continue to receive monthly compensation equal to his normal monthly installments of base salary, less all deductions required by law, for a period commencing from the date of the notice of termination equal to 12 months plus one (1) month for each completed full year of service with the Corporation. In addition, the Corporation will continue Mr. Bird's coverage provided by the Corporation's group insurance benefits plan for a period of 12 months from his departure date.

In the event of a Change of Control event, the Corporation shall pay him a lump sum amount equal to two (2.0) times of his base salary to be paid within five (5) days of the change in control date.

For the purpose of the Bird Employment Offer, a "Change of Control" shall be deemed to have occurred when a third party acquires the right to appoint the majority of the directors of the Corporation.

Jennifer Nicholson – Former Executive Vice President

Pursuant to the severance agreement and mutual release dated December 5, 2012 between the Corporation and Jennifer Nicholson, upon resignation of Ms. Nicholson’s employment as the Executive Vice-President, Ms. Nicholson was paid a severance payment in the amount of Cdn$210,000 and received Deferred Share Units valued at Cdn$93,500.

Dana Hatfield – Former Chief Financial Officer

Pursuant to the severance agreement and mutual release dated September 4, 2012 between the Corporation and Dana Hatfield, upon resignation of Mr. Hatfield’s employment as the Chief Financial Officer, Mr. Hatfield was paid a severance payment in the amount of Cdn$280,000 and a lump sum payment of Cdn$3,500, which represented benefits paid, and also received Deferred Share Units valued at Cdn$265,200.

Director Compensation

The director compensation program is designed to enable the Corporation to attract and retain highly qualified individuals to serve as directors. In 2012, directors' compensation, which is paid only to non-employee directors, consisted of (expressed in US$):

•	an annual retainer of $42,500;

•	an additional annual retainer for the Audit Committee chairman of $10,000 and additional annual retainer for other committee chairmen of $7,500;

•	an annual fee of $4,000 to members of committees other than the chairmen; and

•	reimbursement of related travel and out-of-pocket expenses.

Directors of the Corporation are also eligible to receive options to acquire Common Shares. The number of options is determined by the Board after reviewing the recommendations of the NCC.

Director compensation table

The following table provides a summary of all amounts of compensation provided to the directors of the Corporation during the fiscal year ended December 31, 2012. Wade K. Dawe, as a member of management of the Corporation, does not receive any compensation in acting as a director and chairman of the Board.

Brigus Management Information Circular	26

DIRECTOR COMPENSATION TABLE FOR FISCAL 2012
Name	Fee Earned ($)	Option-Based Awards (#/dollar) (1)	Share-Based Awards (#/dollar) (2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Harry Burgess	46,500	100,000/$66,000	40,000/$28,213	Nil	Nil	140,713
Derrick Gill	50,500	100,000/$66,000	40,000/$28,213	Nil	Nil	144,713
Michael Gross	54,000	125,000/$82,500	40,000/$28,213	Nil	Nil	164,713
Marvin K. Kaiser	46,500	100,000/$66,000	40,000/$28,213	Nil	Nil	140,713
David W. Peat	52,500	125,000/$82,500	40,000/$28,213	Nil	Nil	163,213
Charles E. Stott	54,000	125,000/$82,500	40,000/$28,213	Nil	Nil	164,713

Notes:

(1)	Based on grant date fair value of options.
(2)	Share-based awards represent the value of deferred share units granted, measured at the common share price as at the date of grant.

Directors' Outstanding Option-Based and Share-Based Awards

The table below reflects all option-based and share-based awards for each director of the Corporation outstanding as at December 31, 2012.

	OPTION–BASED AWARDS				SHARE-BASED AWARDS (DSUs)
Name of Director	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date(2,3)	Value of Unexercised In-the-Money Options(4)	Number of Share- based Awards that Have Not Yet Vested	Market or Payout Value of Share-Based Awards That Have Not Yet Vested (US$) (5)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Harry Burgess	100,000	Cdn$1.675	October 12, 2015	Nil	40,000	34,026	Nil
	33,333	Cdn$1.675	November 9, 2015	Nil
	75,000	Cdn$1.545	August 31, 2016	Nil
	100,000	Cdn$1.180	January 25, 2017	Nil
Derrick Gill	68,428	Cdn$2.192	January 9, 2013	Nil	40,000	34,026	Nil
	68,428	Cdn$0.767	February 6, 2014	Cdn$11,138

Brigus Management Information Circular	27

	OPTION–BASED AWARDS				SHARE-BASED AWARDS (DSUs)
Name of Director	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date(2,3)	Value of Unexercised In-the-Money Options(4)	Number of Share- based Awards that Have Not Yet Vested	Market or Payout Value of Share-Based Awards That Have Not Yet Vested (US$) (5)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)

	27,371	Cdn$1.001	July 29, 2014	Nil
	100,000	Cdn$1.135	August 5, 2015	Nil
	33,333	Cdn$1.675	November 9, 2015	Nil
	75,000	Cdn$1.545	August 31, 2016	Nil
	100,000	Cdn$1.180	January 25, 2017	Nil
Michael Gross	68,428	Cdn$2.192	January 9, 2013	Nil	40,000	34,026	Nil
	68,428	Cdn$0.767	February 6, 2014	Cdn$11,138
	27,371	Cdn$1.001	July 29, 2014	Nil
	100,000	Cdn$1.135	August 5, 2015	Nil
	33,333	Cdn$1.675	November 9, 2015	Nil
	75,000	Cdn$1.545	August 31, 2016	Nil
	125,000	Cdn$1.180	January 25, 2017	Nil
Marvin K. Kaiser	25,000	US$2.12	May 23, 2016	Nil	40,000	34,026	Nil
	17,500	US$2.28	February 6, 2017	Nil
	8,750	US$2.64	March 27, 2018	Nil
	12,500	US$1.28	March 31, 2019	Nil

Brigus Management Information Circular	28

	OPTION–BASED AWARDS				SHARE-BASED AWARDS (DSUs)
Name of Director	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date(2,3)	Value of Unexercised In-the-Money Options(4)	Number of Share- based Awards that Have Not Yet Vested	Market or Payout Value of Share-Based Awards That Have Not Yet Vested (US$) (5)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)

	100,000	Cdn$1.135	August 5, 2015	Nil
	33,333	Cdn$1.675	November 9, 2015	Nil
	75,000	Cdn$1.545	August 31, 2016	Nil
	100,000	Cdn$1.180	January 25, 2017	Nil
David W. Peat	25,000	US$2.12	May 23, 2016	Nil	40,000	34,026	Nil
	17,500	US$2.28	February 6, 2017	Nil
	8,750	US$2.64	March 27, 2018	Nil
	12,500	US$1.28	March 31, 2019	Nil
	100,000	Cdn$1.135	August 5, 2015	Nil
	33,333	Cdn$1.675	November 9, 2015	Nil
	75,000	Cdn$1.545	August 31, 2016	Nil
	125,000	Cdn$1.180	January 25, 2017	Nil
Charles E. Stott	17,500	US$8.96	February 18, 2013	Nil	40,000	34,026	Nil
	25,000	US$2.60	March 10, 2015	Nil
	25,000	US$2.28	February 6, 2017	Nil
	12,500	US$2.64	March 27, 2018	Nil

Brigus Management Information Circular	29

	OPTION–BASED AWARDS				SHARE-BASED AWARDS (DSUs)
Name of Director	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date(2,3)	Value of Unexercised In-the-Money Options(4)	Number of Share- based Awards that Have Not Yet Vested	Market or Payout Value of Share-Based Awards That Have Not Yet Vested (US$) (5)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)

	16,250	US$1.28	March 31, 2019	Nil
	100,000	Cdn$1.135	August 5, 2015	Nil
	33,333	Cdn$1.675	November 9, 2015	Nil
	75,000	Cdn$1.545	August 31, 2016	Nil
	125,000	Cdn$1.180	January 25, 2017	Nil

Notes:

(1)	Each option entitles the holder to purchase one Common Share.

(2)	For all options granted prior to April 2011, 50% vest after the first year from the grant date and 50% after the second year from the grant date.

(3)	For all options granted after April 2011, 33.3% vest after the first year from the grant date, 33.3% vest after the second year from the grant date and 33.4% vest after the third year from the grant date.

(4)	For US dollar grants ,the value is based on the closing price of Common Shares of the Corporation on the TSX at December 31, 2012 (Cdn$0.930) and converted to equivalent U.S. dollars at the Bank of Canada average annual exchange rate of 0.9996 for 2012 for an equivalent closing price of US$0.930. The value is calculated based on the difference between the closing price and the exercise price of the options, multiplied by the number of options. Canadian dollar grants used the Canadian dollar closing price and U.S. dollar grants used the US$0.930 equivalent closing price.

(5)	The market value of share-based awards not vested was calculated on the closing price per Common Share on the TSX as of December 31, 2012.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set out below is information as of December 31, 2012 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance. All dollar amounts outlined in the table below are in U.S. dollars.

Brigus Management Information Circular	30

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at December 31, 2012 (a)	Weighted average exercise price of outstanding options, warrants and rights as at December 31, 2012 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at December 31,2012 (c)
Stock Option Plan	16,945,275	$1.32	6,190,719
Deferred Share Unit Plan	1,060,000	$0.87	3,680,000
Employee Share Purchase Plan	Nil	Nil	4,883,018

Indebtedness of Directors and Officers of the Corporation

No director or officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation at any time during the year ended December 31, 2012.

Directors' and Officers' Insurance

The Corporation has directors' liability insurance for the directors and officers of the Corporation and its subsidiaries. The aggregate annual premium is $150,000. The annual insurance coverage under the applicable policy is limited to $10,000,000 per policy year with an additional $50,000,000 excess coverage per year.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation since the beginning of the last financial year and no associate or affiliate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as stated below or elsewhere in this Information Circular, no informed person, director, executive officer, nominee for director, any person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, nor any associated or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation.

Other Business

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the nominees voting same.

Brigus Management Information Circular	31

Part V

ADDITIONAL INFORMATION

A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer, Brigus Gold Corp., 1969 Upper Water Street, Suite 2001, Purdy's Wharf Tower II Halifax, Nova Scotia B3J 3R7, toll free 1-866-785-0456, facsimile (902) 491-4281.

(a)	the Financial Statements of the Corporation for the year ended December 31, 2012 and the management's discussion and analysis thereof;

(b)	the Annual Information Form for the year ended December 31, 2012; and

(c)	this Management Information Circular

Additional information relating to the Corporation is available online from the Corporation's website at www.brigusgold.com and on SEDAR at www.sedar.com. Financial information is provided in the Corporation's consolidated financial statements and management's discussion and analysis for its most recently completed financial year, a copy of which can be accessed online on SEDAR at www.sedar.com.

Directors' Approval

The contents of this Information Circular and the sending of it to the Shareholders of the Corporation, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental agencies have been approved by the Board of Directors of the Corporation.

Unless otherwise noted, the information contained herein is given as of April 19, 2013.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: April 19, 2013

By Order of the Board

(signed) Wade K. Dawe
Chairman and Chief Executive Officer

Brigus Management Information Circular	32

SCHEDULE "A"
CORPORATE GOVERNANCE DISCLOSURE

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

The following current directors of the Corporation are independent: Harry Burgess, Derrick Gill, Michael Gross, Marvin K. Kaiser, David W. Peat and Charles E. Stott.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Wade K. Dawe is not independent. Mr. Dawe is Chief Executive Officer of the Corporation.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of directors (the Board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

As recommended in the Guidelines, the Board is constituted with a majority of independent directors. The Board believes that the current composition of the Board serves the Corporation and its shareholders well and that all of its directors make a valuable contribution to the Board, the Corporation and its subsidiaries. The non-independent director possesses an extensive knowledge of the Corporation's business and extensive experience in the industry, which has proven to be beneficial to the other directors, and his participation as a director contributes to the effectiveness of the Board.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are directors of other reporting issuers:

Name	Issuer	Exchange
Wade K. Dawe	ImmunoVaccine Inc.	TSXV
	Stockport Exploration Inc.	TSX
	NWest Energy Corp.	TSXV
Harry Burgess	ACME Resources Corp.	TSXV
	Guyana Precious Metals	TSXV
	Tartisan Resources Corp.	CNQ
Derrick Gill	Crosshair Exploration & Mining Corp.	TSX, NYSE MKT
Marvin K. Kaiser	Gryphon Gold Corporation	TSX
	Uranium Resources, Inc.	NASDAQ
	Aurania Resources, Ltd.	TSXV
David W. Peat	Gabriel Resources Ltd.	TSX
Charles E. Stott	Western Troy Capital Resources Inc.	TSXV

Brigus Management Information Circular	A-1

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The Board of the Corporation may meet without management when in-person Board meetings are held. In the event that the Board determines during such a meeting that only independent directors should be present for the discussion, it excuses the director that is not independent. Since January 1, 2012, there were four such meetings at the conclusion of duly organized Board meetings.

(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Chairman of the Board, Mr. Dawe, is not an independent director. In order to mitigate any potential disadvantages of a combined chairman and chief executive officer role, the Corporation has appointed Dr. Michael Gross to serve as the Lead Independent Director and in such capacity Dr. Gross:

i.	chairs meetings of independent directors and relays comments or recommendations to the Chair of the Board and CEO;

ii.	sets procedure for meetings of independent directors.

iii.	acts as Chair of the Board at any meeting where the Chair of the Board is absent; and

iv.	carries out other functions or assignments as requested by the Board.

The Board believes that, in the context of a combined Chairman and Chief Executive Officer, the role of a strong Lead Independent Director is necessary in order to facilitate and strengthen the Board's independent oversight of the Corporation's performance, strategy and planning and to uphold effective governance standards.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

Brigus Management Information Circular	A-2

Director	Board Meetings Attended		Committee Meetings Attended (1) (2)		Total Meetings of Board and Committee Attended
Wade K. Dawe	5 of 5	100%	n/a	n/a	5 of 5	100%
Harry Burgess	5 of 5	100%	1 of 1 HSEC	100%	6 of 6	100%
Derrick Gill	5 of 5	100%	4 of 4 AC	100%	13 of 13	100%
			4 of 4 NCC	100%
Michael Gross	5 of 5	100%	1 of 1 HSEC	100%	10 of 10	100%
			4 of 4 NCC	100%
Marvin K. Kaiser	4 of 5	80%	4 of 4 AC	100%	8 of 9	88%
David W. Peat	5 of 5	100%	4 of 4 AC	100%	9 of 9	100%
Charles E. Stott	5 of 5	100%	1 of 1 HSEC	100%	10 of 10	100%
			4 of 4 NCC	100%

Notes:

(1)	Directors who are not members of Board Committees are invited to attend, but their attendance has not been shown above.
(2)	AC is the Audit Committee, NCC is the Nominations and Compensation Committee, and HSEC is the Health, Safety and Environment Committee.

2.	Board Mandate

Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The text of the mandate or the Charter of the Board is attached hereto as Appendix "1".

3.	Position Descriptions

(a)	Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed and approved formal position descriptions for the Chairman of the Board, the Lead Independent Director of the Board and the Chair of each Board committee. The Board has adopted charters for each of the Audit Committee, the Nominations and Compensation Committee and the Health, Safety and Environment Committee, each of which provide for a Chair to be appointed and to act in such capacity.

(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has not yet developed a formal position description for the CEO. Formal corporate objectives outlined in the Corporation's corporate plan and budget are reviewed and approved by the Board on an annual basis. The CEO is responsible for presenting these objectives and meeting these objectives. The Board and the CEO engage in regular dialogue regarding the performance of the senior management team in achieving the Corporation's strategic objectives as determined by the management and the Board.

Brigus Management Information Circular	A-3

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the Board takes to orient new directors regarding

(i)	the role of the Board, its committees and its directors, and

(ii)	the nature and operation of the issuer's business.

The Board ensures that orientation is given to new members of the Board. Such orientation and education program consists of details of the Corporation's organizational structure, the structure of the Board and its committees, compliance requirements for directors, corporate policies and bylaws. New members also meet with directors and senior management of the Corporation, including visits to the operations, to learn of the functions and activities of the Corporation. On an ongoing basis, presentations are made to the Board on various aspects of the Corporation's operations.

In addition, the Nominations and Compensation Committee is responsible for developing and overseeing the process to assess the effectiveness of the Chairman, the Board, the Board committees, Chairs of the committees and individual directors.

(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Please refer to answer immediately above.

5.	Ethical Business Conduct

(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written code of ethics for the directors, officers and employees of the Corporation (the "Code"). This code of ethics is available at the Corporation's website at www.brigusgold.com. The Board has primary authority and responsibility for the enforcement of the Code. Any suspected violation of the Code should be promptly reported to the Secretary of the Corporation. The Secretary will promptly forward all such reports to the Chairman of the Board, who will receive such reports on behalf of the Board. The Secretary may be reached as follows: 1969 Upper Water Street, Suite 2001, Purdy's Wharf Tower II, Halifax, Nova Scotia B3J 3R7.

Brigus Management Information Circular	A-4

(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

As noted above, the Board meets from time to time and in appropriate circumstances without management and non-independent directors present.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code described above, the Board has a formal policy that all acquisitions and divestitures of a material nature require the approval of the Board. The Board's policy also requires that all major strategic decisions, including any change in the strategic direction of the Corporation, be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation's business and management's expectations and planned actions in respect thereto.

The Board reviews the adequacy and form of the compensation of directors to ensure the compensation realistically reflects the responsibility and risk involved in being an effective director. The Board has made it a priority to continue to examine and develop the processes which it follows in its deliberations in order that it will continue to fulfill its mandate.

The Board and the Chief Executive Officer engage in regular dialogue regarding the performance of the senior management team, including the Chief Executive Officer, in achieving the Corporation's strategic objectives as determined by management and the Board. As the Board has plenary power, any responsibility which is not delegated to management or a committee remains with the Board.

The Board conducts in-camera sessions led by the Lead Independent Director without management present as it deems appropriate and also conducts in-camera sessions to review the recommendations of the Nominations and Compensation Committee. The Nominations and Compensation Committee also conducts part of its deliberations without management present. As well, the Audit Committee regularly met with the Corporation's auditors without management present.

The Board has also implemented a Whistle Blower Policy. Reports of any alleged legal, regulatory or internal policy violations may be reported to the Chairman of the Audit Committee or to a supervisor or member of management, who is required to immediately forward such report to the Chairman of the Audit Committee. Reports of alleged violations may be submitted to the Audit Committee anonymously. The Audit Committee is responsible for investigating and responding to the reports of alleged violations.

6.	Nomination of Directors

(a)	Describe the process by which the Board identifies new candidates for Board nomination.

Brigus Management Information Circular	A-5

Prior to their standing for election, new nominees to the Board are reviewed by the entire Board. The Nominations and Compensation Committee has the responsibility of making recommendations to the Board with respect to the new nominees and for assessing directors on an on-going basis.

(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage to objective nomination process.

The Nominations and Compensation Committee is composed of three independent directors and makes recommendations to the Board on the nomination of new directors.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominations and Compensation Committee seeks individuals qualified to become Board members. It determines each proposed nominee's qualifications for service on the Board and conduct appropriate inquiries into the backgrounds and qualifications of possible nominees. The Nominations and Compensation Committee recommends to the Board the director nominees for the next annual meeting of Shareholders. It evaluates the performance of each director before recommending to the Board his or her nomination for an additional term as director. In addition, the Nominations and Compensation Committee evaluates and recommends to the Board when new members should be added to the Board.

7.	Compensation

(a)	Describe the process by which the Board determines the compensation for the issuer's directors and officers.

On a regular basis the Board reviews the adequacy and form of compensation for directors and officers. This review is completed with reference to each individual corporate officer's performance, the Company's overall performance and comparable compensation paid to similarly-situated directors and officers in comparable companies.

(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Nominations and Compensation Committee is composed of three directors, who are independent, and makes recommendations to the full Board on compensation policies and practices.

(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Brigus Management Information Circular	A-6

The Nominations and Compensation Committee reviews and makes recommendations to the Board on the compensation packages for the CEO and other senior officers, as well as evaluating annually the performance of the CEO. This committee meets at least annually to discuss compensation issues but also meets from time to time as necessary.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

A compensation consultant was not retained to assist in the determination of compensation for any of the Company’s directors or officers.

8.	Other Board Committees

If the Board has standing committees other that the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has a Health, Safety and Environment Committee, whose responsibility includes overseeing the development and implementation of policies and management systems of the Corporation relating to environmental and health and safety issues in order to ensure compliance with applicable laws and best management practices.

9.	Assessments

Disclose whether or not the Board, it committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

It is the responsibility of the Nominations and Compensation Committee to assess the effectiveness of the Board as a whole and the committees of the Board. Participation of directors is expected at all Board and committee meetings. Directors are asked to notify the Corporation if they are unable to attend, and attendance is duly recorded.

Brigus Management Information Circular	A-7

APPENDIX 1 TO SCHEDULE "A"
BRIGUS GOLD CORP.
CHARTER OF THE BOARD OF DIRECTORS

(1)	Purpose

The Board of Directors ("Board") of Brigus Gold Corp. ("Brigus") is responsible for the stewardship of Brigus' business and affairs.

(2)	Composition of the Board

(a)	The Board shall consist of no less than three (3) Directors, a majority of whom shall be independent;

(b)	The Board shall appoint a Chair from amongst its directors; and

(c)	If the Chair is not independent then a Lead Independent Director should be appointed from the ranks of the Independent Directors. The Chair shall be tasked with ensuring the Board's agenda enables the Board to successfully carry out its responsibilities to Brigus.

(3)	Duties and Responsibilities of the Board

The Board has the following duties and responsibilities, which may be initially reviewed by the applicable committees of the Board before being recommended to the full Board for approval:

(a)	Strategic Planning

(i)	Ensuring that a company-wide strategic planning process is in place and approving the resulting business plan on at least an annual basis. This business plan should take into account, at a minimum the short and longer term opportunities and risks of the business;

(ii)	Approving Brigus' annual operating and capital budgets; and

(iii)	Reviewing performance results in relation to the business plan and budgets.

(b)	Risk Management and Internal Controls

(i)	Identifying and assessing the principal risks of Brigus' business and ensuring the implementation of systems to mitigate these risks;

(ii)	Ensuring the integrity of Brigus' internal control and management information systems and the safeguarding of Brigus' assets;

(iii)	Reviewing, approving, and as required, overseeing compliance with Brigus' Disclosure Policy by Directors, Officers, senior management and other employees;

(iv)	Reviewing, approving and overseeing Brigus' disclosure, controls and procedures; and

Brigus Management Information Circular	A-8

(v)	Reviewing and approving the Code of Business Conduct of Brigus with the purpose of promoting integrity and deterring wrongdoing, and encouraging and promoting a culture of ethical business conduct, and as required, overseeing compliance with Brigus' Code of Business Conduct by Directors, Officers, senior management and other employees.

(c)	Chief Executive Officer and Senior Management

(i)	Appointing the Chief Executive Officer ("CEO") of Brigus and determining the terms and conditions of his appointment;

(ii)	Developing, along with the CEO, a written position description for the role of the CEO;

(iii)	Satisfying itself as to the integrity of the CEO; and

(iv)	Providing attention to succession planning, including the appointment, training, monitoring and continuing education of the CEO, Officers and senior management.

(d)	Governance

(i)	Developing Brigus' approach to governance practices, including expectations and responsibilities of individual Directors, including expectations for attendance at meetings and the level of engagement that is expected of members of the Board;

(ii)	Approving the nomination of Directors to the Board, as well as:

(I)	determining which Directors, in the reasonable opinion of the Board, are independent pursuant to applicable legislation and regulatory requirements;

(II)	developing qualifications and criteria for the selection of Directors; and

(III)	appointing the Board Chair, Lead Independent Director, if applicable, and the Chair and members of each Committee of the Board in consultation with the relevant Committee.

(iii)	Determining that Audit Committee members meet all applicable legislative, regulatory and listing qualifications, including financial literacy and independence;

(iv)	providing an orientation program for new Directors and continuing education opportunities for all Directors.

(v)	Assessing annually the effectiveness of the Board Chair and/or Lead Independent Director, each Committee of the Board and their respective Chairs, as well as individual Directors;

(vi)	Developing position descriptions for the Chair, the Lead Independent Director and for each Committee Chair so that they may be evaluated objectively; and

Brigus Management Information Circular	A-9

(vii)	Appointing and removing Brigus' Secretary.

(e)	Financial Reporting, Auditors and Transactions

(i)	Reviewing and approving, as required, Brigus' financial statements and related financial information;

(ii)	Appointing, subject to the approval of shareholders, and removing the external auditor;

(iii)	Appointing and removing of Brigus' Chief Financial Officer ("CFO"); and

(iv)	Delegating, to the extent permitted by law, to the CEO, other Officers and senior management appropriate powers to manage the business affairs of Brigus.

(f)	Legal Requirements and Communication

(i)	Overseeing the adequacy of Brigus' processes to ensure compliance by Brigus with applicable legal and regulatory requirements;

(ii)	Developing and implementing measures through which the Board can receive feedback from security holders; and

(iii)	Performing any other function that is prescribed by law that has not been delegated by the Board to a Committee of the Board or to management.

(g)	Oversight of Brigus' Environmental Risks

(i)	Review and monitor Brigus' environment policy and environmental management system.

(4)	Duties and Responsibilities of the Board Chair and Lead Independent Director

The Board Chair and/or Lead Independent Director shall lead the Board in all aspects of its work and are responsible to effectively managing the affairs of the Board and ensuring that the Board is properly organized and functions efficiently. As appropriate the Chair and/or the Lead Independent Director will advise the CEO in matters concerning the Board, including the relationship between management and the Board.

Specifically, the Board Chair shall:

(a)	Provide the leadership necessary to enable the Board to carry out its duties and responsibilities described in this Board Charter;

(b)	Work with the CEO, other Officers and senior management to monitor progress on the Business Plan, annual budgets, policy implementation and succession planning;

(c)	Provide advice, counsel and mentorship to the CEO and fellow members of the Board;

(d)	Foster an effective working relationship between the Board and management;

(e)	Chair the Board meetings;

Brigus Management Information Circular	A-10

(f)	Determine, in consultation with the CEO, the Secretary, the Chairs of Committees, the frequency, dates and location of meetings of the Board, the Committees of the Board, and of the shareholders;

(g)	Review the meeting agendas to ensure that all required business comes before the Board so that it may effectively and efficiently carry out its duties and responsibilities;

(h)	Ensure that all items requiring Board and Committee approval are tabled as appropriate;

(i)	Ensure the proper flow of information to the Board;

(j)	Review, with the Secretary and CEO, the adequacy and timing of information and materials in support of management proposals to the Board; and

(k)	In conjunction with the relevant Committee of the Board and its Chair, review and assess individual Director's meeting attendance records and the effectiveness and performance of the Board, its Committees, Committee Chairs and individual Directors;

(l)	Act for the CEO and exercise his/her authority in the event that the CEO is absent and is unable to act where action by the CEO is necessary to protect the interests of Brigus;

(m)	Attend Committee meetings in a non-voting capacity as deemed appropriate by the Board Chair;

(n)	Ensure that an opportunity exists at each regular meeting for the Independent Directors to meet separately without non-Independent Directors and management personnel present; and

(o)	Carry out other functions or assignments as requested by the Board.

If there is a Lead Independent Director, he or she shall:

(a)	Chair meetings of Independent Directors and relay comments or recommendations to the Chair of the Board and CEO; and

(b)	Set procedure for meetings of Independent Directors.

(c)	Act as Chair of the Board at any meeting where the Chair of the Board is absent; and

(d)	Carry out other functions or assignments as requested by the Board.

Brigus Management Information Circular	A-11